

September 27, 2010

Hamid R. Moghadam
Chairman of the Board and Chief Executive Officer
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA 94111

   Re: **AMB Property Corporation
       Form 10-K
       Filed February 22, 2010
       File No. 001-13545**

Dear Mr. Moghadam:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Tom Kluck
               Legal Branch Chief

cc: Laura L. Gabriel, Esq. (*via facsimile*)